

24001923

Washington, D.C. 20549 SEC Mail Processing

ANNUAL REPORTS
FORM X-17A-5
PART III

JAN 21 2025

Washington, DC

SEC FILE NUMBER
8-67433

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 _____ AND ENDING 12/31/2024 _____
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crutchfield Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5599 San Felipe St, Ste 555
                (No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard G. Wilson Jr.	281-734-0957	rgw@crutchfieldcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PPLC
    (Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Ste 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard G. Wilson Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crutchfield Securities, L.L.C. _____, as of December 31, ~~The foregoing instrument~~ 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

~~before me in the County of El Paso~~
~~State of Colorado~~ ~~15th~~
~~day of January, 20 25.~~

_____
Notary Public State of Colorado

_____
Notary Public

Signature: _Richard G Wilson_

Title: Richard G. Wilson Jr., FINOP, CCO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jennifer Wray CPA PLLC

800 Bonaventure Way Suite 168 Sugar Land, TX 77479
Tel: 281-923-7665 Email jenniferwraycpa@yahoo com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Crutchfield Securities, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Crutchfield Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of Crutchfield Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of Crutchfield Securities, LLC's management. Our responsibility is to express an opinion on Crutchfield Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crutchfield Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Crutchfield Securities, LLC's financial statements. The supplemental information is the responsibility of Crutchfield Securities, LLC's management Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Crutchfield Securities, LLC's auditor since 2020.

Sugar Land, Texas

January 15, 2025

1

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2024

ASSETS

Current assets	
Cash	$58,276
Prepaid expenses	375
Total current assets	58,651
TOTAL ASSETS	$58,651

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$21,289
Total current liabilities	21,289
Members' equity	37,361
TOTAL LIABILITIES AND MEMBERS' EQUITY	$58,651

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE 1 – NATURE OF OPERATIONS

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures. The Company is under common ownership with Crutchfield Financial, L.L.C. ("Crutchfield Financial").

The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of privately-owned operating businesses whether structured as a purchase of assets, equity, merger or otherwise.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Revenue Recognition – The Company earns fees generated from facilitation of the placement of equity and debt instruments. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Retainers and other fees received from customers before recognizing revenue are reflected as contract liabilities. At December 31, 2024, there were no contract liabilities required to be recorded by the Company.

Accounts Receivable – Accounts receivable are recorded at outstanding principal

when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. The Company did not have any outstanding accounts receivable at December 31, 2024 or at December 31, 2023.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the members. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. With respect to the Texas margin tax, the Company incurred an expense of $9,696 in 2024.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement was for one year and thereafter renewed automatically for successive one-year terms unless terminated upon 30-day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

The terms of any arrangements with the related parties may not be the same as those that would otherwise exist or result from transactions and agreements among unrelated parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2024, the Company's net capital, as defined, of $36,986 exceeded the required minimum by $31,986. The Company's percentage of aggregate indebtedness to net capital at December 31, 2024 was 58%.

NOTE 5 – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2024. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2024.

NOTE 6 – MEMBERS' EQUITY

There are three members in the Company. All profits, losses, and distributions are allocated to the members as defined in the Company's Limited Liability Company Agreement.

Members received consulting payments from the company in the amount of $2,216,446 for the year ended December 31, 2024.

NOTE 7– CONCENTRATIONS

Major Customers – For the year ended December 31, 2024, the Company had revenues from one customer that accounted for 77% of total revenue. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 15, 2025, the date which the financial statements were available to be issued.

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